SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.


                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                                 Encoe Partners


                        (Name of foreign utility company)



                           Illinova Generating Company


                   (Name of filing company, if filed on behalf
                          of a foreign utility company)


                The Commission is requested to mail copies of all communications relating to this notification to:


Michael R. Heneghan                          J. Paul Forrester
Senior Vice President                        Mayer, Brown & Platt
Illinova Generating Company                  190 South LaSalle Street
2828 North Monroe                            Chicago, Illinois 60603-3441
Decatur, Illinois 62523-1210

     Illinova Generating Company ("IGC"), an Illinois corporation and a subsidiary of Illinova Corporation ("Illinova"), an exempt holding company under
Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of Encoe Partners, a United Kingdom general partnership, hereby notifies the Securities and Exchange Commission (the "Commission") that Encoe Partners is, and claims status as, a "foreign utility company" within the meaning of the Act ("FUCO").

Item 1. Name, Business Address,  Facilities and Ownership.

      The name and business address of the company claiming FUCO status is:

                                 Encoe Partners
                                 34 Park Street
                                 London W1Y 3LE
                                      U.K.

     Encoe Partners is a U.K. partnership that owns and operates a power generation facility in the United Kingdom. The facility is a 2.176 MW power plant that produces power by harnessing the pressure in the natural gas pipeline feeding an existing power plant in Teesside, England. Encoe Partners also has a one-third interest in certain rights and obligations under a power contract.

     The general partners of Encoe Partners are: COE (UK) Corp., Enrici Power Marketing, Ltd., and Enron Europe Liquids Processing, Ltd.

Item 2: Domestic Associate Public-Utility Companies of the FUCO and their Relationship to the FUCO.

     Illinois Power Company ("IPC"), which provides electric service to portions of the State of Illinois, is a domestic public utility associate of Encoe Partners. IPC is a direct, wholly owned subsidiary of Illinova. IPC has no direct or indirect interest in Encoe Partners and has not paid any portion of the purchase price for Illinova's interest in Encoe Partners. Furthermore, IPC does not have any contractual relationship with Encoe Partners.

EXHIBIT A. State Certification.

     Pursuant to Section 33(a)(2) of the Act, filed herewith as Exhibit A attached hereto is a conformed copy of a letter, dated January 5, 1996, from the Illinois Commerce Commission (the "ICC"), certifying that the ICC has the authority and resources to protect IPC's ratepayers subject to ICC jurisdiction and intends to exercise its authority. This letter was previously filed with the Commission in June 1996.

                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed and authorized on its behalf by the undersigned thereunto duly authorized.

                                             ILLINOVA GENERATING COMPANY



                                          By /s/Michael R. Heneghan
                                          --------------------------
                                             Michael R. Heneghan
                                             Senior Vice President




Dated: November 14, 1997

                                   EXHIBIT A
                                   ---------

                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

                                 January 5, 1996

Office of the Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs:

     We are writing to you with respect to Illinois Power Company and its affiliated company, Illinova Generating Company. Illinova Generating Company, through its subsidiaries or through other entities, intends to hold an ownership interest in electric facilities in one or more foreign countries. We submit this letter pursuant to the requirements of Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

     The Illinois Commerce Commission hereby certifies to you that we have, pursuant to the Illinois Public Utilities Act, the authority to protect ratepayers subject to our jurisdiction and that we, as the public utility regulatory body for the State of Illinois, intend to exercise our authority to the fullest extend allowed by State or Federal Law.

     We have jurisdiction over the retail electric and gas rates of Illinois Power Company, which is a public utility company as such term is defined in the Act.

                                                  Sincerely,


                                                  s/ Dan Miller
                                                  Chairman

cc: Robert Watson, Public Utility Regulation Division, SEC
    Alec Dreyer, Illinova Generating